Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO BOARD RECOMMENDS THAT SHAREHOLDERS DEFER ACTION ON
TECK COMINCO’S UNSOLICITED TAKEOVER OFFER
Toronto, Canada, May 23, 2006 — Inco Limited (NYSE, TSX: N) has been advised that Teck Cominco Limited has filed documents with the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities regarding its unsolicited offer, which is scheduled to expire on July 24, 2006, to acquire all of the issued and outstanding common shares of Inco.
The Board of Directors of Inco recommends that shareholders not take any action with respect to the offer, including tendering any shares, until the Board has fully evaluated the offer and communicated its views to shareholders, which it expects to do next week.
Note to Security Holders:
In response to the takeover offer by Teck Cominco Limited, Inco will file with the U.S. Securities and Exchange Commission (SEC) a Solicitation/Recommendation Statement on Schedule 14D-9, which will include a Directors’ Circular as an exhibit thereto. INCO’S SECURITY HOLDERS ARE URGED TO READ THE DIRECTORS’ CIRCULAR AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain a free copy of the Directors’ Circular and Solicitation/Recommendation Statement on Schedule 14D-9 (when they become available), as well as any other documents filed by Inco in connection with the takeover offer by Teck, free of charge at the SEC’s website at www.sec.gov. The Directors’ Circular may also be obtained free of charge at the website of the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. In addition, documents filed with the SEC and on SEDAR may be obtained free of charge by contacting Inco’s media or investors relations departments.

May 23, 2006
IN 06/18
For further information:

Media relations:	Steve Mitchell	(416) 361-7950
Investor Relations:	Sandra Scott	(416) 361-7758
or www.inco.com